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                             January 18, 2023

       Daniel Burrows
       Chief Executive Officer
       Fidelis Insurance Holdings Limited
       Waterloo House
       100 Pitts Bay Road
       Pembroke
       Bermuda HM08

                                                        Re: Fidelis Insurance
Holdings Limited
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
14, 2022
                                                            CIK No. 0001636639

       Dear Daniel Burrows:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       General

   1. Please revise your filing to update your financial statements for compliance with Item 8 of
                                                        Form 20-F.
Specifically, your most recent audited financial statements are now greater than nine months old,
requiring the inclusion of unaudited financial statements covering at least the first six
months of your fiscal year ended December 31, 2022.
 Daniel Burrows
FirstName   LastNameDaniel  Burrows
Fidelis Insurance Holdings Limited
Comapany
January  18,NameFidelis
             2023       Insurance Holdings Limited
January
Page 2 18, 2023 Page 2
FirstName LastName
Summary, page 4

2. Refer to your response to comment 4. Please revise your disclosure here and on pages
         169 and 170 to explain the range of ratings given by S&P, and disclose what the rating of
         BBB, given by both AM Best and S&P, indicates. In addition, disclose here the current rating by Moody's Investors Service, and revise your disclosure here and on page 170 to include a description of the range of Moody's Investors Service's ratings and what the rating you received indicates. Also disclose here the rating assigned by Moody's Investors
         Service after the announcement of the proposed Separation
Transactions.
Our Commitment to Environmental, Social and Governance Matters, page 9

3. Refer to your response to comments 8 and 21. Please disclose your direct exposure to the securities of companies deriving revenues from fossil fuels and companies in related sectors. In addition, please disclose the percentage of your total revenues that are earned from companies involved in insuring thermal coal, tar sand extractions, Arctic Oil and gas exploration and drilling and fracking operations. In this regard, we not that your underwriting restrictions require that you do not directly insure these activities or companies involved in these activities such that the products provided do not account for more than 20% of your total revenue. In addition, please clarify what you mean by "GSS bonds aligned with prevailing principles" and include the percentage of your core fixed income portfolio's total assets under management that are invested in such bonds. Also disclose the diversity, equity and inclusion statistics that you monitor, and disclose the progress you have noted with respect to diverse candidate pools.
Our Competitive Strengths, page 16

4. Refer to your response to comment 10. Please disclose how you compare your exposure to historic adverse settlement issues with regards to periods of losses that predate your incorporation to that of your competitors.
Risk Factors
Risks Relating to the Group's Business and Industry
A downgrade or withdrawal of, or other negative action to, the Group's financial strength rating(s), page 44

5. Refer to your response to comment 15. Please add disclosure to address the Group's rating by Moody's Investors Service.
If FIHL were deemed to be an investment company, page 52

6. Refer to your response to comment 17. Please revise to briefly explain why you do not believe that you are an investment company under the U.S. federal securities laws and how FIHL intends to conduct its operations so that it will not be deemed an investment company under the Investment Company Act.
 Daniel Burrows
Fidelis Insurance Holdings Limited
January 18, 2023
Page 3
Performance Measures and Non-U.S. GAAP Financial Measures
Operating Net Income, RoE, Operating RoE, and Steady State RoE, page 122

7. Refer to your response to comment 20. Please revise your filing to remove all references
         to non-GAAP measures calculated based upon a    Steady State    as we
continue to believe
         that these measures constitute tailored accounting principles that are misleading. Refer to
         Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.

Certain Regulatory Considerations, page 226

8. Refer to your response to comment 31. We note that for the year ended December 31,
         2021, your GPW generated for exposures in Asia was 9.4%. Please revise to disclose regulations related to your business operations in Asia or tell us why you do not believe this is necessary.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown, Acting Legal Branch Chief, at
202-551-3859 with any other questions.



FirstName LastNameDaniel Burrows                               Sincerely,
Comapany NameFidelis Insurance Holdings Limited
                                                               Division of
Corporation Finance
January 18, 2023 Page 3                                        Office of
Finance
FirstName LastName